UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXHIBITS
SIGNATURES
PRESS RELEASE DATED JULY 18, 2007

We, LDK Solar Co., Ltd., have announced that we will release financial results for our 2007 second fiscal quarter ended June 30, 2007, following the close of the market on Wednesday, August 1, 2007. We will host a corresponding conference call and live webcast at 5:00 p.m. Eastern Time (ET) the same day.
To listen to the live conference call, please dial 800-257-6607 (within U.S.) or 303-262-2006 (outside U.S.) at 4:50 p.m. ET on August 1, 2007. An audio replay of the call will be available to investors through August 6, 2007, by dialing 800-405-2236 (within U.S.) or 303-590-3000 (outside U.S.) and entering the passcode 11093873#.
A live webcast of the call will be available on the company’s investor relations website at investor.ldksolar.com.

EXHIBITS

Exhibit
Number		Page

Exhibit 99.2	Press Release dated July 18, 2007	3

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: July 18, 2007